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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Royal Standard Minerals Inc. (Registrant) Date: September 21, 2007 By \S\ Roland M. Larsen President & CEO SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM LISTED: STANDARD & POORS OTCBB:RYSMF

GOLDWEDGE PROGRESS AND DRILLING PROGRAMS FOR OTHER PROJECTS IN NEVADA

FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., “RSM”, SEPTEMBER 20, 2007, MANHATTAN, NEVADA, The Goldwedge project development program, Nye County, Nevada, has continued with further refinements to the plant operation. We are continuing to work on the grinding of feed material for total liberation of gold from the fine particles of calcite and limestone in the tails. Continued screen analysis indicates that a grind of a minimum of 80% -150 mesh will be required to get the majority of the gold. Improvements are being made in the grinding procedure to include reducing the feed size from minus 0.5 inches to minus 0.25 inches crush size going to the ball mill #1 and reducing the feed rate to the ball mills.

Metcon Research of Tuscon, AZ has been evaluating the gold mineralized material mined from Goldwedge for the purpose of making a determination as to whether to construct a flotation circuit or utilize a cyanide vat/tank leach system to recover the remaining gold from the tails after the initial gravity recovery circuit. The initial results of the cyanide testing indicated that the Goldwedge ore type responds very favorably to cyanide recovery with very low cyanide consumption, however, the plant facility construction and permitting would be more costly to implement than a flotation circuit. Additional flotation testing is currently underway.

Pinon gold-silver property, Elko County, Nevada, the Company core drilling program is expected to return data on current groundwater levels, core for rock quality data and proposed heap leach pad bedrock/overburden characterization drilling required by the federal and state regulators as part of the mine permit application process. The Company also had Boart Longyear complete several sonic drill holes on two proposed leach pad areas northeast of the Pinon resource area.

Fondaway Canyon gold-tungsten property, Churchill County, Nevada, the sonic drilling program on the former Tenneco heap leach pad was completed in mid-August, 2007. We are currently evaluating the feasibility of utilizing the former leach pad material on a new leach pad to startup this project.

RSM is currently preparing the data base for the 100% controlled Dixie-Comstock gold property located in Churchill County on the eastern side of the Stillwater Range. The Company is evaluating the results of more than 180 reverse circulation drill holes on this property that have outlined a gold resource within an area that is approximately 1,000 feet on strike (N-S) and 700 feet (E-W) wide. This property has been previously drill tested by Asarco, Santa Fe Industries and Horizon Resources in the 1980’s and 1990’s returning promising gold assays. The objective is to complete a NI-43-101 compliant resource report for this property.

RSM is an exploration and development company with advanced gold projects in Nevada. For further information about this release contact Mr. Roland Larsen, #775-487-2454, Fax #775- 775-2460 and/or Mr. Rich Kaiser, Investor Relations, #800-631-8127.

The TSX.V Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen @ (775) 487-2454 or FAX @ (775) 775-2460 Visit our website at Royal-Standard.com